SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Three year period ending 2006

FORM U-12(I)-B
(THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

        1.    Name and business address of person filing statement.

    Jones Day, 51 Louisiana Avenue, N.W.
    Washington, D.C. 20001-2113

        2.    Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

          Robert Waters and other attorneys from Jones Day as from time to time indicated.

          Jones Day, 51 Louisiana Avenue, N.W., Washington, D.C. 20001-2113

          Peter D. Clarke, Debra J. Schnebel, Robert J. Joseph, William J. Harmon, Eric A. Reeves, Michael G. Strohmeier and other attorneys from Jones Day as from time to time indicated.

          Jones Day, 77 West Wacker, Chicago, IL 60601-1692

        3.    Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          E.ON AG and its subsidiaries

        4.    Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Legal counsel for corporate and securities matters, including matters under the Federal Power Act and under the Public Utility Holding Company Act of 1935, as amended.

        5.    (a)    Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

Salary or other compensations
Name of recipient:	Received (a)	To be received (b)	Person or company from whom received or to be received
Jones Day		Regular hourly billing rates	E.ON AG (a registered holding company) and associate companies

    (b)    Basis for compensation if other than salary.

      Hourly billing rates plus routine expenses

        6.    (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

    (a)    Total amount of routine expenses charged to client: $

    (b)    Itemized list of all other expenses:

(Signed) Jones Day

Date: April 9, 2004	By:	/s/ DEBRA J. SCHNEBEL Debra J. Schnebel, Partner